Exhibit 1.01

Conflict Minerals Report

For Calendar Year 2015

This is the Conflict Minerals Report (“Report”) of SeaWorld Entertainment, Inc. (the “Company,” “we,” “us,” or “our”) for calendar year 2015 in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

I.	Introduction

The Company is a leading theme park and entertainment company providing experiences that matter, and inspiring guests to protect animals and the wild wonders of our world. The Company owns or licenses a portfolio of globally recognized brands including SeaWorld®, Busch Gardens® and Sea Rescue®. Over its more than 50-year history, the Company has built a diversified portfolio of 12 destination and regional theme parks that are grouped in key markets across the United States, many of which showcase its one-of-a-kind zoological collection of over 800 species of animals.

We believe that columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to metallic forms of tantalum, tin and tungsten (“3TG”) are necessary to the functionality or production of certain retail products of the Company (the “In-Scope Products”). See the “Product Description” section of this Report for a description of the In-Scope Products which are available for purchase in our 12 destination and regional theme parks as well as our e-commerce sites.

Due to the length of the supply chain, we are far removed from the sources of ore from which these 3TG metals are produced and the smelters/refiners that process those ores; the efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is limited at this time.  We have taken steps to identify the applicable smelters and refiners of such 3TG metals in our supply chain; however, we believe that the smelters and refiners of the 3TG contained in the In-Scope Products are best situated to identify the sources and countries of origin of the 3TG. We rely on our suppliers to provide us with information on the origin of any 3TG contained in the In-Scope Products supplied to us. We do not directly manufacture the In-Scope Products but “contract to manufacture” from our suppliers branded and generic In-Scope Products containing 3TG. The efforts were undertaken on the exclusive and/or privately-branded In-Scope Products sourced directly by, and manufactured for, us in 2015.

II.	Reasonable Country of Origin Inquiry (“RCOI”)

Direct suppliers of the In-Scope Products were asked to provide answers to the Supply Chain Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template reflecting the Company’s downstream position on the supply chain.  The EICC-GeSI Conflict Minerals Reporting Template is regarded as the most common reporting tool for 3TG content and sourcing information worldwide, developed by several of the world’s leading consumer electronics companies.

We reviewed questionnaires received for completeness and consistency of answers.  Suppliers were required to provide corrections and clarifications where needed. Information was collected and stored using an online platform provided by a third-party service provider.

We received responses from 98 (85%) of the 115 suppliers initially identified. The vast majority of the suppliers who did complete the questionnaire responded that the In-Scope Products they supplied us did not contain any 3TG necessary to the functionality or production of such products. We verified this using our own internal knowledge of the suppliers’ products. Based on questionnaire responses and our further review of the In-Scope Products supplied, we identified 9 suppliers who manufactured In-Scope Products for us that contained 3TG necessary to the functionality or production of such products.

As such, we believe our RCOI process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

III.	Design of Due Diligence Framework

We designed our due diligence framework to conform in all material respects with the OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing.

IV.	Due Diligence Measures Performed by the Company

Due diligence measures performed include, but are not limited to, the following:

•

Establishing an internal governance structure that included a cross functional conflict minerals steering committee and working group comprised of representatives from Procurement, Merchandise, Corporate Social Responsibility, Information Technology, Legal, Finance/Compliance and Investor Relations.

•

Reporting to senior management on direct suppliers’ responses to our 3TG information requests, including updates on monitoring and tracking corrective action and risk mitigation efforts (where applicable).

•

Adopting a Conflict Minerals Policy, publicly available on our website at www.seaworldentertainment.com under Investor Relations: Corporate Governance: Governance Documents: Ethical Sourcing: 2015 Conflict Minerals Policy.

•

Using a third-party service provider to compare smelters and refiners identified by suppliers to the following independent third-party audit programs to determine which smelters and refineries have been validated conflict-free: (a) the Conflict Free Sourcing Initiative’s (CFSI) Conflict-Free Smelter Program, (b) the London Bullion Market Association Good Delivery Program, (c) the Responsible Jewellery Council Chain-of-Custody Certification and (d) the Tungsten Industry Conflict Minerals Council.

•	Developing a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts.
•

Supporting the development and implementation of independent third party audits of smelter/refiner’s sourcing through our policy and procurement practices that encourage suppliers to purchase materials from audited smelters/refiners.

V.	Product Determination

We received inconclusive data from our direct suppliers and material source information is still developing.  Therefore, we are unable to make a definitive determination about the source of 3TG in the In-Scope Products. At the same time, we received no information from our direct suppliers indicating that the 3TG directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or adjoining countries.

Of the 9 suppliers who manufactured In-Scope Products for us that contained 3TG necessary to the functionality or production of such products, 8 did not identify smelters or refineries. The remaining supplier identified the smelters or refineries and all of the identified smelters or refineries are on the list of the Conflict Free Sourcing Initiative’s (CFSI) Conflict Free Smelters list. The smelters and refineries identified by our suppliers, and the location of these smelters and refineries and the countries of origin, are as follows:

Metal	Smelter or Refinery Name	Sourcing Status	Facility Location
Tin	Yunnan Tin Group (Holding) Company Limited	Validated as Conflict Free	China
Identified Countries of Origin: Australia, Belgium, Bolivia, Brazil, Canada, China, Ethiopia, Germany, Hong Kong, Indonesia, Malaysia, Peru

VI.	Product Description

The In-Scope Products are certain types of: (a) apparel or apparel products with trim, including, but not limited to, zippers, clasps on fashion accessories, buttons and buckles, (b) toys, (c) accessories, including watches and jewelry and (d) souvenirs, including key chains, magnets and other consumer goods.

VII.	Steps to Improve Due Diligence

We will continue to communicate our expectations and information requirements to our direct suppliers. We will also continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional fact and risk assessments where potentially relevant changes in facts or circumstances are identified.  New suppliers will be reviewed for conflict minerals conformance during initial business reviews.  If we become aware of a supplier whose due diligence needs improvement, we intend to continue the trade relationship while that supplier improves its performance. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

VIII.	Independent Private Sector Audit (IPSA)

As permitted by Rule 13p-1 and the SEC’s April 29, 2014 statement relating to Rule 13p-11, this Report has not been subject to an independent private sector audit.

[1]	Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule. Keith F. Higgins, Director, SEC Director of Corporation Finance, April 29, 2014.

Forward-Looking Statements

Certain of the matters discussed in this Report, including in particular, steps to improve due diligence, include forward-looking statements. Readers of this document are cautioned that our forward-looking statements are not guarantees of our future actions, which may differ materially from the expectations expressed in the forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.